Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of February 28, 2020 by and between LF International Pte. Ltd., a Republic of Singapore company and Yubao Li (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of ordinary shares, $0.001 par value per share, of Yunhong International. Each Party hereto agrees that the Schedule 13D, dated February 28, 2020, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: February 28, 2020	LF INTERNATIONAL PTE. LTD.

	By:	/s/ Yubao Li
Name: Yubao Li
Title: Managing Member

Date: February 28, 2020	/s/ Yubao Li
Yubao Li